SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

COVENANT LOGISTICS GROUP, INC.
__________________________________________________________________________________
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01
__________________________________________________________________________________
(Title of Class of Securities)

22284P105
__________________________________________________________________________________
(CUSIP Number)

January 6, 2021
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[     ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  22284P105

1.	Names of Reporting Persons Gregory Willett, as Trust Protector and Investment Manager
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 1,000,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,000,000(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.8%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)
Shares of Class A common stock are held by two trusts over which Mr. Willett serves as the Trust Protector and Investment Manager and in such roles, has sole voting and dispositive power over such shares. Neither of the trusts held 5% or more of the shares of Class A common stock outstanding. Mr. Willett disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein and this report shall not be deemed an admission that Mr. Willett is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

(2)
The percentage is based upon 14,784,214 shares of Class A common stock outstanding as of October 30, 2020 (according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2020).

Item 1(a).	Name of Issuer

Covenant Logistics Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

400 Birmingham Highway, Chattanooga, Tennessee 37419

Item 2(a).	Name of Person Filing

This Statement is being filed on behalf of Gregory Willett, as Trust Protector and Investment Manager

Item 2(b).	Address of Principal Business Office

The address of the principal business office of Mr. Willett is 605 Chestnut Street, Suite 1700, Chattanooga, Tennessee 37450.

Item 2(c).	Citizenship

Mr. Willett is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A common stock, par value $0.01

Item 2(e).	CUSIP No.

22284P105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________.

Item 4.	Ownership

(a)
Mr. Willett may be deemed to beneficially own 1,000,000 shares of Class A common stock, as of January 6, 2021. Mr. Willett disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein and this report shall not be deemed an admission that Mr. Willett is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

(b)	The number of shares that Mr. Willett may be deemed to beneficially own constitutes approximately 6.8% of the Class A common stock outstanding.
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote: 1,000,000
	(ii)	shared power to vote or to direct the vote: 0
	(iii)	sole power to dispose or to direct the disposition of: 1,000,000
	(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREGORY WILLETT, Trust Protector and Investment Manager

/s/ Gregory Willett, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney filed herewith

Dated: January 14, 2021

Exhibit Index

Exhibit 99.1	Power of Attorney of Gregory Willett.